Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 12 DATED DECEMBER 8, 2021

TO THE OFFERING CIRCULAR DATED DECEMBER 23, 2020

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 23, 2020 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering; and
●	Update our plan of operation.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of common stock on August 23, 2017. On December 23, 2020, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $43,522,230 in shares of common stock. As of October 31, 2021, we had raised total aggregate gross offering proceeds of approximately $37,973,000 and had issued approximately 3,763,000 shares of common stock in the Offerings, purchased by approximately 2,600 unique investors.

The Follow-on Offering is expected to terminate on or before December 23, 2023, unless extended by our board of directors, as permitted under applicable law and regulations.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of December 7, 2021, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $282 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $288 million. The aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc. is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced net asset value (“NAV”) per share is based pursuant to our valuation policies; provided, however, the aggregate value of any preferred equity investments is based on the most recent purchase price of the asset and the value of the Sherwood Equity Investment (defined below) is based on the most recent purchase price. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the “Description of Our Common Stock – Valuation Policies” section of our Offering Circular, a copy of which can be found here: https://www.sec.gov/Archives/edgar/data/0001699573/000149315220024256/form253g2.htm.

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Sherwood Oaks Apartments – Riverview, Florida

On November 30, 2021, we acquired a $4,200,000 joint-venture limited partnership equity investment (the “Sherwood Equity Investment”) in an entity that owns a 199-unit, Class B apartment community (the “Property”) in Riverview, Florida, a suburb of Tampa, Florida. In connection with the Sherwood Equity Investment, the entity entered into a loan from an unaffiliated lender in the amount of $27,750,000. Consistent with our investment strategy, our underwriting for this Property projects a gross property-level internal rate of return (“IRR”) of 18.7% in order to achieve a projected a net investor-level IRR of 16.0% with a projected 7.7% average cash-on-cash return over a hold period of 7 years. There can be no assurance that these projections and returns will be achieved. For more information, see the “Investment Objectives and Strategy – Investment Strategy” section of our Offering Circular.

Built in 1984, the Property is 98% occupied as of November 2021. The business plan for the Property is to operate it with institutional quality to maintain high occupancy while moving the rents to market and completing an exterior capital improvement plan. We believe the demand for multifamily housing in the Tampa market is unprecedented and fueled by robust in-migration. Previous ownership of the Property renovated all unit interiors with tenants in-place in addition to other significant exterior capital improvements. As result, newly signed leases have increased rents of $250 over current in-place rents. This presents a unique opportunity for capturing rent increases immediately upon renewal or releasing of units while simultaneously completing the current capital improvement plan. The real estate company sponsoring the transaction plans to invest an additional $1,400,000 to upgrade the clubhouse and grilling area, replace HVAC units, mill and overlay asphalt, make improvements to the pool area, the dog park and landscaping and enhance lighting on the Property by up-lighting and wrapping the oak trees in mini-LED lights.

In line with the investment strategy of RealtyMogul Apartment Growth REIT, the Property is situated in a growth submarket, Hillsborough County, which is part of the Tampa metropolitan statistical area (“MSA”). According to the Tampa Bay Economic Development Council as of June 2021, Hillsborough County is projected to grow by 8.3% between 2021 and 2026. In addition, three zip codes within Riverview, totaling over 140,000 people, are each projected to grow by over 11.5% over the same time period. According to research from Yardi Matrix, the Tampa MSA saw the third biggest year-over-year increase in apartment rental rates growing 15.1% between June 2020 and June 2021. That rate is more than twice the national average. According to Costar, the Southeast Tampa submarket, where the Property is located, has had a 25% increase in asking rent growth quarter-to-date year-over-year. We believe the Property offers some of the best value for renters in the Tampa MSA. With an average underwritten stabilized rent of $1,346 per unit, the Property is over 11% below the current average of $1,515 per unit in the Tampa market. Year over year, rent growth in every submarket in the Tampa metro area is up at least 9 percent. This rapid rent growth throughout the region reflects the strength of the entire metro area, not just the core business districts. With over $3,000,000 in capital improvements made to the Property since 2020, and an additional projected $1,400,000 to continue the improvements to the Property, we believe Sherwood Oaks is well positioned to take advantage of increasing rents in the Tampa MSA.

We believe Sherwood Oaks stands out among its competitors with its unique, predominantly single-story construction, a feature that is highly desirable with tenants and a huge competitive advantage over nearby apartment properties. The low-density grounds feature abundant, mature oak trees, which create a shade canopy over the property, providing temperature control and natural curb appeal. Since 2020, the Property has received over $3,000,000 ($15,000 per unit) in capital improvements, which includes a complete roof replacement, exterior paint, dog park, landscaping enhancements and unit interior renovations.

The entity will be managed by Sherwood Investors GP, LLC, a limited liability company that represents a partnership in which RM Communities Sherwood Oaks GP, LLC (“RM Communities Sherwood Oaks”) is the majority partner. RM Communities Sherwood Oaks is an affiliate of our Manager and a wholly-owned subsidiary of RM Communities, LLC (“RM Communities”), which is a wholly-owned subsidiary of Realty Mogul, Co. (“Realty Mogul”). RM Communities and RM Communities Sherwood Oaks will be entitled to certain fees in connection with this transaction.

RM Communities is the direct acquisition arm of Realty Mogul, an online real estate investment platform-based private equity firm that has facilitated investments in over $3.5 billion of real estate as of July 31, 2021, including historical investments in over 19,000 apartment units as of July 31, 2021. Through RM Communities, Realty Mogul targets multifamily assets in stable and emerging U.S. markets and focuses on well-located properties with in-place cash flow. In addition to in-place cash flow, RM Communities targets investments with managerial upside or a value-add opportunity. RM Communities has partnered with an experienced property management company, Cushman & Wakefield (“Cushman”), that specializes in, and has a track record with, the management and operation of multifamily properties nationally as well as manages over 14,000 units in Florida. Cushman has an institutional approach that we believe will allow us to increase the rental price per unit and maximize revenue.

As stated above, RM Communities and RM Communities Sherwood Oaks will be entitled to certain fees in connection with this transaction. The following fees will be paid to RM Communities by the particular special purpose entity and not by us: (i) a 1.53% acquisition fee; and (ii) an asset management fee equal to an annualized 1.15% of Effective Gross Income (as defined below) that will be paid monthly for asset management services related to the Property. Effective Gross Income means the Property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

RM Communities Sherwood Oaks is entitled to a promoted interest in amounts equal to 22.95% and 38.25% of the special purpose entity’s distributable cash in certain circumstances pursuant to the terms of the operating agreement of the special purpose entity. A portion of the promoted interest may be paid to personnel affiliated with RM Communities and our Manager, including Jilliene Helman, Chief Executive Officer of our Manager, and Eric Levy, Portfolio Manager of our Manager. We will not be entitled to any such promoted interest.